TG-17 INC.

CONSOLIDATED FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2023

U.S. DOLLARS IN THOUSANDS

INDEX

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Kost Forer Gabbay & Kasierer
144 Menachem Begin Road, Building A,
Tel-Aviv 6492102, Israel
Tel: +972-3-6232525
Fax: +972-3-5622555
ey.com

REPORT OF INDEPENDENT AUDITORS

To the stockholders of

TG-17 INC.

Opinion

We have audited the accompanying consolidated financial statements of TG-17 INC and its subsidiaries ("the Company"), which comprise the consolidated balance sheets as of December 31, 2023 and 2022, and the related consolidated statements of operations, changes in stockholders' equity, and the consolidated statements of cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the consolidated results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.
- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.
- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.
- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.
- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control–related matters that we identified during the audit.


Kost Forer Gabbay and Kasierer

Tel-Aviv, Israel
May 2, 2024

KOST FORER GABBAY & KASIERER
A Member of Ernst & Young Global

CONSOLIDATED BALANCE SHEETS

U.S. dollars in thousands, except share and per share data

	Note	December 31, 2023	December 31, 2022
ASSETS			
CURRENT ASSETS			
Cash and cash equivalents		$ 1,437	$ 1,743
Other accounts receivable and prepaid expenses		4,253	1,551
Total current assets		5,690	3,294
PROPERTY AND EQUIPMENT, NET	3	129	88
Total assets		$ 5,819	$ 3,382
LIABILITIES AND STOCKHOLDERS' DEFICIENCY			
CURRENT LIABILITIES:			
Trade payables		$ 3,646	$ 1,899
Convertible Promissory Note	5	-	36,394
Related party loan	6	1,550	1,650
Other accounts payable and accrued expenses	4	$ 1,446	370
Total current liabilities		$ 6,642	40,313
LONG-TERM LIABILITIES:			
Loan	5	11,712	12,523
Total Long-Term liabilities		11,712	12,523
		2,856	1,677
COMMITMENTS AND CONTINGENT LIABILITIES	7		
STOCKHOLDERS' DEFICIT:	8		
Common stock of 0.0001 $ par value		26	3
Series Seed Preferred stock of $ 0.0001 par value		-	6
Series Seed 2 Preferred stock of $ 0.0001 par value		-	2
Series Seed 3 Preferred stock of $ 0.0001 par value		-	-
Series A Preferred stock of $ 0.0001 par value		-	15
Series B-1 Preferred Stock of $ 0.0001 par value		6	-
Series B-2 Preferred Stock of $ 0.0001 par value		8	-
Series B-3 Preferred Stock of $ 0.0001 par value		6	-
Translation reserve		74	80
Additional paid-in capital		87,901	55,067
Accumulated deficit		(100,556)	(104,627)
Total stockholders' deficit		(12,535)	(49,454)
Total liabilities and stockholders' deficit		$ 5,819	$ 3,382

The accompanying notes are an integral part of the consolidated financial statements.

May 2. 2024	
Date of approval of the financial statements	Doron Kempel Chief Executive Officer

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

U.S. dollars in thousands, except share and per share data

	Year ended December 31,	
	2023	**2022**
Revenue	7,192	1,385
Cost of Goods Sold	6,482	2,155
Gross Loss	710	(770)
Operating expenses		
Research and development	3,683	6,717
General and administrative	4,106	5,450
Sales and Marketing	1,010	2,372
Total operating expenses	8,799	14,539
Operating Loss	(8,089)	(15,309)
Financial Expense, net	(4,511)	(4,533)
Other income	16,753	3
Loss before taxes on income	4,153	(19,839)
Tax income (expense)	(76)	(97)
Net loss	$ 4,077	$ (19,936)
Other comprehensive income (loss)		
Foreign currency translation	(6)	(20)
Total other comprehensive loss	(6)	$ (20)
Comprehensive Profit (Loss)	$ 4,071	$ (19,956)

The accompanying notes are an integral part of the consolidated financial statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS' DEFICIT

U.S. dollars in thousands, except stock and per stock data

	Common Stock		Series Seed Preferred		Series A Preferred		Series B-1 Preferred Stock		Series B-2 Preferred Stock		Series B-3 Preferred Stock		Additional paid in capital	Translation Reserve	Accumulated Deficit	Total stockholders' equity
	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount	Number	Amount				
Balance as of January 1, 2022	30,197,329	$3	84,270,844	$8	145,374,487	$15	-	$-	-	$ -	-	$ -	$ 54,036	$ 100	$ (84,690)	$ (30,528)
Stock based compensation related to options granted to employees and non-employees	-												$ 1,031	-	-	$ 1,031
Exercise of options and vesting of early exercise	4,188	*-												-	-	$ -
Conversion of Shares	49,944,006				(49,944,006)											$ -
Translation reserve														$ (20)		$ (20)
Net loss															$ (19,936)	$ (19,936)
Balance as of December 31, 2022	80,145,523	$ 3	84,270,844	$ 8	95,430,481	$ 15	-	$ -	-	$-	-	$ -	$ 55,067	$ 80	$ (104,626)	$ (49,452)
Stock based compensation related to options granted to employees and non-employees													$ 996			$ 996
Recapitalization and Conversion of Shares	(53,830,588)	$ 23	(84,270,844)	$ (8)	(95,430,481)	$ (15)										$ -
Issuance of Series B-1 Preferred Stock stock of $ 0.0001 par value							55,417,197	$ 6					$ 2,994			$ 3,000
Issuance of Series B-2 Preferred Stock stock of $ 0.0001 par value and conversion of convertible loans									82,389,462	$ 8			$ 12,041			$ 12,049
Issuance of Series B-3 Preferred Stock stock of $ 0.0001 par value and conversion of convertible loans											64,398,018	$ 6	$ 16,803			$ 16,809
Translation reserve														$ (6)		$ (6)
Net Profit															$4,071	$ 4,071
Balance as of December 31, 2023	26,314,935	$ 26	0	$-	0	$ -	55,417,197	$ 6	82,389,462	$ 8	64,398,018	$ 6	$ 87,901	$74	$ (100,555)	$ (12,533)

*) Represents less than $1.

The accompanying notes are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOW

U.S. dollars in thousands, except share and per share data

	Year ended December 31,	
	2023	**2022**
Cash flows from operating activities:		
Net Profit (loss)	$ 4,077	$ (19,936)
Adjustments to reconcile net loss to net cash provided by operating activities:		
Stock-based compensation	32,774	1,031
Depreciation	38	83
Decrease (Increase) in other accounts receivable and prepaid expenses	(2,702)	(759)
Increase (Decrease) in trade payables	1,076	(10)
Increase (Decrease) in other accounts payable and accrued expenses	(695)	(695)
Finance and warrants expenses	6,011	4,359
Capital gain (loss) from sale of property and equipment	(1)	-
Net cash used in operating activities	40,578	(15,927)
Cash flows used in investing activities:		
Purchase and sell of property and equipment, net	(3)	(11)
Net cash used in investing activities	(3)	(11)
Cash flows from financing activities:		
Related Party Loan	(100)	750
Proceeds from convertible Note, net	2,395	15,517
Proceeds from exercise of options	-	4
Conversion of Convertible Note and Debt to Equity	(43,170)	-
Net cash from financing activities	(40,875)	16,271
Effect of exchange rate changes on cash	(6)	(20)
Change in cash, cash equivalents and restricted cash	(306)	313
Cash, cash equivalents and restricted cash at the beginning of the period	1,743	1,430
Cash, cash equivalents and restricted cash at the end of the period	$ 1,437	$ 1,743

The accompanying notes are an integral part of the financial statements.

NOTE 1:- GENERAL

a. TG-17 INC (the "Company") was incorporated in the state of Delaware, U.S, In April 11, 2017. The company develops a new tier of preventative personal security platform enabled by artificial intelligence and machine learning combined with its security personnel 24/7 through the Bond App.

b. In April 2017, TG-17 Ltd. ("Israeli subsidiary") was established. The Company holds 100% of its Common stock. The Israeli subsidiary provides research and development services to the Company.

c. In June 2018, TG-17 LLC changed its name to TG-17 INC.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES

a. Basis of presentation:

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("US GAAP").

b. Use of estimates:

The preparation of financial statements, in conformity with U.S. generally accepted accounting principles, requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

c. Financial statements in U.S. dollars in thousands:

The functional currency of the Company is the U.S. dollar, as the U.S. dollar is the currency of the primary economic environment in which the Company has operated and expects to continue to operate in the foreseeable future.

The transactions and balances of the Company denominated in U.S. dollars ("dollars") are presented at their original amounts. Non-dollar transactions and balances have been re-measured to U.S. dollars in thousands in accordance with Accounting Standards Codification No. 830, "Foreign Currency Matters" ("ASC 830"). Accordingly, amounts in currencies other than U.S. dollars have been translated as follows:

Monetary balances - at the exchange rate in effect on the balance sheet date.

Non-monetary balances - at the historical rate in effect as of the date of recognition of the transaction.

Costs - at the exchange rate in effect as of the date of recognition of the transaction.

All transaction exchange gains and losses from the remeasurement mentioned above are reflected in the statement of operations in financial income, net.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

d. Principles of consolidation:

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles and include the accounts of the Company and its wholly owned subsidiary. Intercompany transactions and balances have been eliminated upon consolidation.

e. Cash equivalents:

Cash equivalents include short-term highly liquid investments that are readily convertible to cash when originally purchased with maturities of three months or less.

f. Restricted cash:

Restricted cash is composed of guarantees in respect of facilities, lease agreements and credit cards.

g. Reclassification:

Certain amounts from prior periods have been reclassified to conform to the current year presentation.

h. Property and equipment:

Property and equipment are stated at cost, net of accumulated depreciation. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets at the following rates:

	%
Computers and peripheral equipment	33
Furniture and equipment	7
Electronic equipment	15 - 33
Leasehold improvements	Over the short of the term of the lease or the life of the asset

i. Impairment of long-lived assets:

The long-lived assets of the Company and are reviewed for impairment in accordance with Accounting Standards Codification No. 360-10 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("ASC No. 360-10") whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable.

Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to the future undiscounted cash flows expected to be generated by the assets. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell. As of December 31, 2023, no indication for impairment loss has been identified.

j. Research and development costs:

Research and development costs are charged to expenses as incurred. Accounting Standards Codification No. 985-20 "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed", requires capitalization of certain software development costs, subsequent to the establishment of technological feasibility. Based on the Company's product development process, technological feasibility is established upon the completion of a working model. The Company is still in the development process and technological feasibility has not been established. Therefore, all research and development costs have been expensed.

k. Severance pay:

All the Israeli Company's employees elected to be included under Section 14 of the Israeli Severance Compensation Act, 1963 ("Section 14"). According to Section 14, these employees are entitled only to monthly deposits, at a rate of 8.33% of their monthly salary, made in their name with insurance companies. Payments in accordance with Section 14 release the Company from any future severance payments (under the above Israeli Severance Compensation Law) in respect of those employees. These deposits are not recorded as an asset in the Company's balance sheet.

l. Concentrations of credit risks:

Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash and cash equivalents. The Company's cash and cash equivalents are deposited in major banks in Israel and in the United States.
Management believes that the financial institutions that hold the investments of the Company are financially sound and, accordingly, minimal risk exists with respect to these investments.

m. Income taxes:

The Company accounts for income taxes in accordance with Accounting Standards Codification No. 740, "Accounting for Income Taxes" ("ASC 740"), using the liability method whereby deferred tax assets and liability account balances are determined based on the differences between financial reporting and the tax basis for assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse. The Company provides a valuation allowance, if necessary, to reduce deferred tax assets to the amounts that are more likely-than-not to be realized.

ASC 740 clarifies the accounting for uncertainties in income taxes by establishing minimum standards for the recognition and measurement of tax positions taken or expected to be taken in a tax return.

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Under the requirements of ASC 740, the Company must review all its tax positions and make a determination as to whether its position is more-likely-than-not to be sustained upon examination by regulatory authorities. If a tax position meets the more-likely-than-not standard, then the related tax benefit is measured based on a cumulative probability analysis of the amount that is more-likely-than-not to be realized upon ultimate settlement or disposition of the underlying issue.

n. Fair value of financial instruments:

The carrying value of cash and cash equivalents, restricted cash and short-term deposit, other account receivable, trade payables, other accounts payable and accrued expenses approximate their fair values due to the short-term maturities of such instruments.
Fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or a liability. As a basis for considering such assumptions, ASC 820, "Fair Value Measurements and Disclosures" establishes a three-tier value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:

Level 1 - quoted prices in active markets for identical assets or liabilities;

Level 2 - inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

Level 3 - unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

o. Accounting for share-based compensation:

The Company adopted the fair value recognition provisions of Accounting Standards Codification No. 718, "Share-Based Payment" ("ASC 718"). ASC 718 requires companies to estimate the fair value of equity-based payment awards on the date of grant using an option-pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense over the requisite service periods in the Company's consolidated statement of operations.

p. Revenue recognition:

The Company recognizes revenues in accordance with ASC No. 606, "Revenue from Contracts with Customers" ("ASC 606"). As such, the Company recognizes revenue under the core principle that transfer of control to the Company's customers should be depicted in an amount reflecting the consideration the Company expects to receive in revenue.

U.S. dollars in thousands, except share and per share data

NOTE 2:- SIGNIFICANT ACCOUNTING POLICIES (Cont.)

Therefore, the Company identifies a contract with a customer, identifies the performance obligations in the contract, determines the transaction price, allocates the transaction price to each performance obligation in the contract and recognizes revenues when, or as, the Company satisfies a performance obligation.

q. Impact of recently issued accounting pronouncements:

In November 2016, the FASB issued Accounting Standards Update No. 2016-18, Statement of Cash Flows (Topic 230): Restricted Cash (ASU 2016-18), which requires companies to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The amendments in this guidance is effective for annual periods beginning after December 15, 2018, and interim periods within fiscal years beginning after December 15, 2019.

In March 2019, the FASB issued ASU 2019-01, "Leases", on the recognition, measurement, presentation and disclosure of leases for both parties to a contract (i.e., lessees and lessors). The new standard requires lessees to apply a dual approach, classifying leases as either finance or operating leases based on the principle of whether or not the lease is effectively a financed purchase by the lessee. This classification will determine whether lease expense is recognized based on an effective interest method or on a straight-line basis over the term of the lease, respectively.

A lessee is also required to record a right-of-use asset and a lease liability for all leases with a term of greater than 12 months regardless of their classification. Leases with a term of 12 months or less will be accounted for in a manner similar to the accounting under existing guidance for operating leases today. The new standard requires lessors to account for leases using an approach that is substantially equivalent to existing guidance for sales-type leases, direct financing leases and operating leases. ASC 842 supersedes the previous leases standard, ASC 840, "Leases".

The guidance will be effective for the Company beginning January 1, 2022, and interim periods in fiscal years beginning January 1, 2023. The Company is in the initial stage of its assessment of the new standard and is currently evaluating the timing of adoption, the quantitative impact of adoption, and the related disclosure requirements. The Company anticipates the adoption of this standard will result in an increase in its noncurrent assets and current and noncurrent liabilities recorded on the consolidated balance sheets. The Company is currently evaluating the effect that ASU 2019-01 will have on its consolidated financial statements.

In November 2019, the FASB issued Accounting Standards Update No. 2019-08, "Compensation – Stock Compensation (Topic 718): Improvements to Nonemployee Share-Based Payment Accounting" (ASU 2019-08). ASU 2019-08 was issued to simplify several aspects of the accounting for nonemployee share-based payment transactions resulting from expanding the scope of Topic 718, Compensation – Stock Compensation, to include share-based payment transactions for acquiring goods and services from nonemployees. The amendments specify that Topic 718 applies to all share-based payment transactions in which a grantor acquires goods or services to be used or consumed in a grantor's own operations by issuing share-based payment awards. The guidance is effective for annual periods beginning on or after December 15, 2019, and early adoption is permitted.

U.S. dollars in thousands, except share and per share data

NOTE 3:- PROPERTY AND EQUIPMENT, NET

	December 31	
	2023	2022
Cost:		
Computers and peripheral equipment	$ 244	$ 235
Office furniture and equipment	55	55
Electronic Equipment	121	70
Leasehold Improvement	19	19
	439	379
Less - accumulated depreciation	(312)	(289)
Depreciated cost	$ 127	$ 90

Depreciation expenses for the years ended December 31, 2023 and 2022 amounted to $42 and $51, respectively.

NOTE 4: - OTHER ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	December 31	
	2023	2022
Employees and related accruals	$ 103	$ 115
Accrued expenses	418	226
Other accounts payable	925	29
	$ 1,446	$ 370

NOTE 5:- LOAN AND CONVERTIBLE PROMISSORY NOTE

a. Loan:

In June 2019 the Company entered into Loan and Security agreement (the "Loan Facility") in the amount of $9,999. The principal amount outstanding under each Advance shall accrue at the following rate per annum rate equal to the greater of six and one-half percentage points (6.50%) above the Prime Rate of 12.00%, which interest shall be payable monthly. Immediately upon the occurrence and during the continuance of an event of default as defined

in the contract, the Obligations shall bear interest at a rate per annum which is four percentage points (4.0%) above the rate that is otherwise applicable thereto.

In June 2019, concurrently with the grant of the loan, the Company issued warrants to 1,872,993 shares of preference Series A, per value 0.0001$ per share, and exercise price of 0.2803$ per share. The Warrants expiration date was settled as the earlier of (1) the date that is ten (10) years after the original Issue Date, (2) the Initial Public Offering and (3) a Liquid Acquisition. The Company recorded $ 75 financial expenses in 2023 in connection with the warrants. The warrants are presented net of the loan.

U.S. dollars in thousands, except share and per share data

NOTE 5:- LOAN AND CONVERTIBLE PROMISSORY NOTE (Cont.)

In January 2021 the Loan Facility agreement was amended ("First Amendment") to restructure the payments due on February 2021 to be deferred until May 1, 2021, at which time such deferred payments shall be due in full.

In June 2021 the Loan Facility agreement and First Amendment (collectively, the "Loan Agreement") were further amended ("Second Amendment") to restructure the payments due on May 2021 to January 2022 (collectively, the "Deferred Payments"). Company shall repay Deferred Payments including principal amount in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance. In 2022 and 2023 the Loan Facility agreement was further amended to restructure the payments due on January 2022 to December 2023.

The forbearance period was extended until September 2024 where all Deferred Payments including principal shall be repay in twenty-two (22) consecutive equal monthly payments as to the first $5,000 advance and twenty-five (25) consecutive equal monthly payments as to the second $5,000 advance.

The total interest expenses in 2023 and 2022 were $2,494 and $1,821, respectively. Any unpaid interest was accrued as part of the loan.

In November 2023, a total of $3,152 from the loan were converted into equity as part of Series B Preferred Stock Purchase Agreement. See also note 8.

b. Convertible Promissory Note:

In July 2020, the Company entered into Convertible Promissory Note agreements (the "Convertible Promissory Note") with its existing investors in an aggregate amount of $ 11,819. Deferred loan issuance costs in the amount of $ 14 were recorded net of the loan and will be recognized as additional interest expense over the life of the loan.

The principal amount bear 7% interest per annum. According to the terms of the Convertible Promissory Note agreements, the entire amount of the outstanding principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for equity securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

If the Notes remain outstanding at the maturity date, then, effective upon the maturity date (January 21, 2022), the majority noteholders may elect to convert the outstanding principal amount of the Notes and any unpaid accrued interest, into shares of the Company's Series A Preferred Stock at a conversion price equal to the Series A Price Per Share.

In July 2021, the Company entered into Second Convertible Promissory Note agreements (the "Second Convertible Promissory Note") with its existing investors in an aggregate amount of

U.S. dollars in thousands, except share and per share data

NOTE 5:- LOAN AND CONVERTIBLE PROMISSORY NOTE (Cont.)

$ 6,100. The principal amount bear 7% interest per annum. According to the terms of the Second Convertible Promissory Note agreements, the entire amount of the outstanding

In January 2022, the Company entered into Third Convertible Promissory Note agreements (the "Third Convertible Promissory Note") with its existing investors in an aggregate amount of $ 6,000. The principal amount bear 7% interest per annum. According to the terms of the Second Convertible Promissory Note agreements, the entire amount of the outstanding

In June 2022, the Company entered into Fourth Convertible Promissory Note agreements (the "Fourth Convertible Promissory Note") with its existing investors in an aggregate amount of $ 2,000. The principal amount bear 7% interest per annum. According to the terms of the Second Convertible Promissory Note agreements, the entire amount of the outstanding

In November 2022, the Company entered into Fifth Convertible Promissory Note agreements (the "Fifth Convertible Promissory Note") with its existing investors in an aggregate amount of $ 9,912. The principal amount bear 7% interest per annum. According to the terms of the Second Convertible Promissory Note agreements, the entire amount of the outstanding

principal and any unpaid accrued interest shall automatically convert in whole without any further action by the holder into Common Stock of the Company, at a conversion price equal to the cash price paid per share for the equity securities by the Investors in the qualified financing at a conversion price equal to the lesser of (i) the cash price paid per share for Equity Securities by the Investors in the Qualified Financing multiplied by 0.75, and (ii) $0.2803.

If the Notes remain outstanding at the maturity date, then, effective upon the maturity date (January 1, 2023), the Majority Noteholders may elect to convert the outstanding principal amount of the Notes and any unpaid accrued interest, into shares of the Company's Series A Preferred Stock at a conversion price equal to the Series A Price Per Share.

In December 2021, the Convertible Promissory Note dated July 2020 was amended to extend the maturity date of the notes to January 2, 2023 and later was extend further to January 2024.

During 2023 and 2022 there were no interest payments. The total interest expenses recorded in 2023 and 2022 were $ 2,158 and $ 1,757, respectively.

In November 2023, all Convertible Promissory Notes (principal and interest) were converted to equity. See also note 7.

The Company did not record a Beneficial Conversion Feature ("BCF") with respect to the Convertible Promissory Note, since the contingent BCF shall not be recognized in earnings until the contingency is resolved.

U.S. dollars in thousands, except share and per share data

NOTE 6:- RELATED PARTY

In December 2021, the Company entered into Unsecured Grid Note agreement (the "Note") with its main shareholder in the amount of up to $1,000. Company received three installments of $300 each on December 3, 2021, December 10, 2021, and December 13, 2021 (Collectively "the Loans" and individually each a "Loan"). The unpaid principal of each Loan bear simple interest of 5% per annum from the date of borrowing. According to the terms of the Note, the Loans shall be due and payable on demand by Lender (the "Maturity Date"). In the event that (i) the Company issues and sells any debt, equity or other securities of the Company, or any combination thereof, to investors in a bona-fide arms-length transaction for aggregate consideration (including conversion of any outstanding indebtedness) of at least $2,000 and (ii) this Note has not been paid in full, then the entire outstanding principal balance and all unpaid accrued interest of this Note shall automatically convert in whole without any further action by the Lender into such debt, equity or other securities of the Company issued pursuant to such financing transaction on the same terms and conditions as given to the investors. See also note 10.a.

In July 2023, the Company entered into Unsecured Convertible Revolving Promissory Note (the "Second Note") with its main shareholder in the amount of up to $2,000. At any time, the Noteholder may, in its sole discretion, lend to the Company from time to time until the first-year anniversary of the Effective Date such amounts as may be requested by the Company in accordance with the terms and conditions of this Second Note. The principal amount outstanding under this Second Note from time to time shall bear interest at a rate per annum equal to the Applicable Federal Rate. In October 2023, the Second Note was amended where by principal amount was increased up to $3,000.

NOTE 7:- COMMITMENTS AND CONTINGENT LIABILITIES

In August 2018, The Israeli subsidiary entered into a lease agreement for a 60-month period beginning January 1, 2019. The subsidiary may terminate the lease agreement on December 31 of each year with 6-month advance written notice to the lessor. If the subsidiary to terminate the lease agreement at the first 48-month period, then an exit penalty of $241 will apply.

In May 2021, the lease agreement was amended where Subsidiary and lessor agreed to convert fifty percent from February-December 2021 monthly rent payments into fully vested warrants to purchase 1,600,000 shares of the Company's common stock issuable upon exercise of this warrant and exercise price of 0.0001$ per share. The warrants will expire on April 30, 2026.

In August 2021, the lease agreement was further amended where the Subsidiary and lessor agreed to convert fifty percent from 2022 monthly rent payments into a warrants to purchase 1,790,000 shares of the Company's common stock issuable upon exercise of this warrant and exercise price of 0.0001$ per share. The warrants will expire on September 30, 2026.

NOTE 8:- STOCKHOLDERS' DEFICIENCY

a. Composition of stock capital:

The stock capital of the Company as of December 31, 2023 and 2022 is comprised of stock of $ 0.0001 par value each, as follows:

U.S. dollars in thousands, except share and per share data

NOTE 8:- STOCKHOLDERS' DEFICIENCY (Cont.)

	December 31, 2022	
	Authorized	Issued and outstanding
Common Stock	316,787,240	30,197,329
Series Seed Preferred Stock	60,000,000	60,000,000
Series Seed-2 Preferred Stock	21,261,516	21,261,516
Series Seed-3 Preferred Stock	3,009,328	3,009,328
Series A Preferred Stock	150,814,909	145,374,487
	551,872,993	259,842,660

In accordance with 2020 Convertible Promissory Note, an investor's Series A Preferred Stock were converted to Common Stock.

	December 31, 2023	
	Authorized	Issued and outstanding
Common Stock	315,789,252	26,314,935
Series B-1 Preferred Stock	76,094,493	55,417,197
Series B-2 Preferred Stock	82,389,462	82,389,462
Series B-3 Preferred Stock	66,515,958	64,398,018
	540,789,165	228,519,612

b. Common stock:

Common Stock confer upon their holders the right, among others, to participate and vote in the Company’s stockholders meeting, participation in the Company's distributable earnings and participation in the distribution of the Company's assets upon its liquidation. The stockholders' liability is limited to the redemption of the par value of their stock.

c. Preferred Stock:

Preferred stock confers upon their holders all the rights of Common stock. In addition, they bear the following rights:

Voting rights:

Holders of series Preferred stock are entitled to one vote for each share of Common stock into which such stock Preferred Stock is convertible. The holders of the Preferred stock shall be entitled to vote on all matters on which holders of Common stock are entitled to vote.

U.S. dollars in thousands, except share and per share data

NOTE 8:- STOCKHOLDERS' DEFICIENCY (Cont.)

Liquidation preference:

The Company's Preferred Stock are entitled to a Non-Participating Liquidation preference.

In the event of liquidation, subject to the preferred stock liquidation preference, assets or proceeds shall be distributed among the holders of Common stock and Preferred stock and on an as converted basis, based on the number of stocks held by each such holder.

Conversion:

Each share of Preferred stock shall be convertible, at the option of the holder, at any time after the date on which such Preferred stock was issued by the Company, into such number of fully paid and non-assessable Common stock as is determined by dividing the applicable original issuance price by the applicable conversion price in effect at the time of conversion.

Each share of Preferred stock shall automatically be converted into Common stock immediately upon the earlier of (i) the closing of a Qualified Public Offering, or (ii) written consent or written agreement of the Preferred Majority and Requisite Series A Holders, as defined in the Company's Restated Certificate of Incorporation. The Company has reserved Common stock that will be sufficient to affect the conversion of all outstanding stock of Preferred stock.

In the event that the Company issues any new securities, for a consideration per stock lower than the applicable conversion price of the applicable Preferred stock, the applicable conversion price for the applicable Preferred stock shall be to reflect the lower consideration paid for the applicable Preferred stock as set forth in the Company's Restated Certificate of incorporation.

d. Issuance of Preferred Stock:

On November 17, 2023, the Company entered into a Series B Preferred Stock Purchase Agreement (the "Series B SPA") with new and existing investors. According to the Series B SPA, the Company issued:

- 55,417,197 Series B-1 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.43876;
- 82,389,462 Series B-2 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511
- 64,398,018 Series B-3 Preferred Stock with par value of $0.0001 each, at a price per stock of $ 0.487511

All previous preferred stock were converted to Common Shares.

U.S. dollars in thousands, except share and per share data

NOTE 9:- TAXES ON INCOME

a. The Company is taxed under United States tax laws.

As of December 31, 2023, the Company has accumulated net operating losses carry forward of approximately $ 100,556 which can be carried forward and offset against taxable income for a Period of up to 20 years. Utilization of U.S. net operating losses may be subject to the substantial annual limitation due to the "change in ownership" provisions

of the Internal Revenues Code of 1986, and similar state provisions. The annual limitation may result in the expiration of net operating losses before utilization.

b. Corporate tax in U.S:

US federal tax rate was 21% in 2023 and 2022.

The Non-Israeli entity is taxed according to the tax laws in their respective countries of residence.

c. The Israeli subsidiary is taxed under Israeli tax law due to its "cost +" arrangement with the Company.

Tax rates in Israel:

Taxable income of Israeli companies is subject to tax at the rate of 23% in 2023 and 2022.

Amendment 71 to the Encouragement Law:

In August 2013, the Law for Changing National Priorities (Legislative Amendments for Achieving Budget Targets for 2013 and 2014), 2013, which includes Amendment 71 to the Encouragement Law ("Amendment 71") was enacted. According to Amendment 71, preferred income from a preferred enterprise will be subject to a tax rate of 16% in 2014 and thereafter (9% in development area A). As for changes in tax rates arising from Amendment 73 to the Encouragement Law, see below.
Also, according to Amendment 71, dividends distributed to individuals or foreign residents from the preferred enterprise's earnings as above will be subject to tax at a rate of 20%.

Amendment 73 to the Encouragement Law:

In December 2016, the Economic Efficiency Law (Legislative Amendments for Applying the Economic Policy for the 2017 and 2018 Budget Years), 2016, which includes Amendment 73 to the Encouragement Law ("Amendment 73") was enacted. According to Amendment 73, a preferred enterprise located in development area A will be subject to a tax rate of 7.5% instead of 9% effective from January 1, 2017 and thereafter (the tax rate applicable to preferred enterprises located in other areas remains at 16%)

Under the Investment Law, a uniform corporate tax rate applies to all qualifying income of certain Industrial Companies, the relevant tax rate under the Investment Law is 16% for the relevant FY.

NOTE 9:- TAXES ON INCOME (Cont.)

During 2020, the Company submitted a request to the Israeli Innovation Authority to recognize as an Enterprise providing R&D service to a foreign resident. During 2020 the company received a "Certification of a Company Performing R&D on behalf of an International Company" for the years 2018-2023.,

d. Tax assessments:
The Israeli subsidiary has not received final tax assessments since its incorporation.

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